

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 25, 2009

Albert R. Reda
Chief Executive Officer
Seamless Corporation
800 North Rainbow Blvd., Suite 208
Las Vegas, NV 89107

   Re: **Seamless Corporation**
     Preliminary Revised Information Statement on Schedule 14C
     Filed September 14, 2009
     File No. 000-20259

Dear Mr. Reda:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           Maryse Mills-Apenteng
           Special Counsel